UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On March 28, 2019, Celyad SA (the “Company”) issued a press release announcing the appointment of Mr. Filippo Petti as Chief Executive Officer (“CEO”), effective April 1, 2019. Mr. Petti, who previously served as the Company’s Chief Financial Officer (“CFO”), will continue to serve as interim CFO until a permanent CFO is appointed by the Board. Dr. Christian Homsy, the Company’s previous CEO, will continue to serve as a non-executive director and the chair of the Strategy Committee of the Board of Directors. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 28, 2019, the Company also issued a press release announcing its 2018 financial and operating results. A copy of the Company’s press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes of Michael Lussier, Filippo Petti and Christian Homsy contained in Exhibit 99.1 and the quotes of Christian Homsy contained in Exhibit 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on March 28, 2019

99.2	Press release issued by the registrant on March 28, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: April 3, 2019	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer